

January 31, 2011

Ian Raleigh
President
Palmerston Stock Agency, Inc.
17 Huiaiti Road
Pangoroa, New Zealand 4991

> **Re:** **Palmerston Stock Agency, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-170566**

Dear Mr. Raleigh:

We have reviewed your responses to the comments in our letter dated December 8, 2010 and have the following additional comments.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

3. Based on your disclosure on page 18, it appears that Mr. Michael Raleigh serves as your executive officer. However, on pages 6, 13, and 18 you state that Mr. Ian Raleigh is your sole officer and director. Please revise your disclosure for consistency or advise.

Calculation of Registration Fee

4. We note your response to our prior comment three. However, your disclosure on pages F-8 and F-17 does not appear to reflect the same dates and amounts of shares sold. Please advise or revise for consistency.

5. We note your response to our prior comment four. Please also revise the amount of the registration fee on page 22. Additionally, we note in footnote (2) and in the Determination of Offering Price section on page 6 disclosure that the offering price was determined by the price the shares were sold to your shareholders in a private placement. Given the change in offering price from $0.01 to 0.05, this disclosure no longer appears accurate. Please revise accordingly.

Prospectus Cover Page

6. We note your response to our prior comment five and reissue our comment. Please revise to correctly indicate the page on which your "Risk Factors" section begins.

Prospectus Summary, page 1

Overview, page 1

7. We note your response to our prior comment nine. Please clarify whether Mr. Ian Raleigh's brother will serve as the company's officer or director. If he will not hold a position with the company, please delete the reference to his experience as a stock agent.

8. We note your response to our prior comment ten. However, in response to our prior comment please also delete your statements regarding the monopolization of the stock agency business on page 10.

Risk Factors, page 3

9. Please include a separate risk factor to address the risk that your officers and directors are not citizens of the United States or reside in the United States and that it may be difficult to enforce judgments of a U.S. court against you or your officers and directors.

Special Note Regarding Forward-Looking Statements, page 6

10. You refer in this section to the expected impact of a Share Exchange that is not otherwise discussed in the prospectus. Please revise or advise.

Use of Proceeds, page 6

11. We note your response to our prior comment 19 and reissue our comment in part. Please revise your disclosure on page 9 to discuss how you intend to pay the offering expenses.

Our Operating Strategy, page 11

12. We note your response to our prior comment 23 and reissue our comment in part. Please update your summary section and the sixth full paragraph on page 23 to state that you will not be able to commence business until the 2012 market, at the earliest.

Competition, page 12

13. We note your response to our prior comment 25. However, please delete the reference to "the companies named in this section," because you no longer name any companies here.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 15

Year One Expenses and Forecast in US Dollars, page 15

14. We note your response to our prior comment 29 and reissue our comment in part. Please revise to provide the basis for your belief that in the first three years of your operations, wool will cost $5.25 per kilogram and that you will be able to sell it for $8.50 per kilogram.

Signatures, page 26

15. We note your response to our prior comment 35. However, please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities. In addition, if Michael Raleigh does not hold any of the positions mentioned above, please revise to delete his signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any other matters.

Sincerely,

John Stickel
Attorney-Advisor

cc: Gregg E. Jaclin, Esq. via facsimile (732) 577-1188